Amended Appendix B to the Custody Agreement Fund Names

Neiman Funds
Neiman Large Cap Value Fund

Advisors Capital Funds
Advisors Capital US Dividend Fund
Advisors Capital Small/Mid Cap Fund
Advisors Capital Tactical Fixed Income Fund
Advisors Capital Active All Cap Fund